4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE PROVIDES CORPORATE UPDATE

WINNIPEG, Manitoba – (July 22, 2008) Medicure Inc. (TSX:MPH), a cardiovascular-focused biopharmaceutical company, today provided an update on its cash position and commercial operations.

As a result of the ongoing restructuring and numerous cost containment endeavors, the Company now expects its cash position will be sufficient to fund operations to the end of calendar 2008. The Company is currently exploring further alternatives for strengthening its financial position.

“I am pleased that the Company has been able to reduce its expenses while still preserving and seeing some positive signs in its AGGRASTAT® business,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Although we have dramatically reduced our clinical and R&D headcount we have retained a strong core team of people with the capabilities to pursue preclinical and clinical development opportunities involving new potential applications of MC-1, both cardiovascular and non-cardiovascular, and our portfolio of novel antithrombotic small molecules.”

About Medicure Inc.

Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the

Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007 and the Company’s MD&A for the third quarter ended February 29, 2008.

For more information, please contact:
Albert D. Friesen
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com